

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 15, 2016

André Morissette
Chief Executive Officer
Campagna Motors USA, Inc.
1320 State Route 9, Suite 6667
Champlain, NY 12919

> **Re: Campagna Motors USA Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 18, 2016**
> **CIK No. 0001688545**

Dear Mr. Morissette:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part I.

Item 6. Unregistered Securities Issued or Sold Within One Year

1. We note that you have checked the box that there have been no sales of unregistered securities within the last year. However, we also note the disclosure in your Offering Circular that on October 19, 2016 you issued 33,333,333 shares to two individuals in exchange for $3,333. Please confirm that there have been no unregistered sales of securities in the last year or revise accordingly.

Part II - Preliminary Offering Circular dated November 18, 2016

General

2. A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Considering that your balance sheet indicates that you have nominal assets, consisting solely of prepaid expenses, and considering that you were recently formed, it appears that you are a shell company. Please prominently disclose in your offering circular that you are a shell company. Also, please add a risk factor appropriately describing consequences of this status.

3. Please revise the Preliminary Offering Circular to draw a clearer distinction between you and Campagna Motors Canada. For example, because you describe the vehicles manufactured by Campagna Motors Canada under the heading "Our Products," on page 4, it may be difficult for investors to understand that you currently have no contractual arrangement to manufacture, sell, market, or distribute those vehicles.

4. It appears that you use both "Campagna Motors Canada" and "Campagna Motors" to describe the same entity. Please revise the filing, clarifying that these two entities are the same company.

Dilution, page 15

5   We note your disclosure that your net tangible book value pre-financing is $58,738 or $0.0017 per share. However, based on your financial statements it appears that you have negative net tangible book value of $(178,426) before the offering. Please revise as appropriate or advise us why you believe no such revision is required.

6. Please revise your disclosure to more clearly convey to your investors the variability in dilution to new investors which may occur due your offering being a "best efforts" offering. Please consider, as a best practice, disclosing the net tangible book value and net tangible book value per share before the offering and after the offering assuming 100%, 75%, 50% and 25% of the shares are sold.

Use of Proceeds to Issuer, page 17

7. Please state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors or any of its subsidiaries, as required by Instruction 2 to Item 6 of Form 1-A. We note your disclosures on page 22, but it is unclear whether the statement that your officers "have not yet received any compensation from the Company" is intended to convey that you do not plan to compensate your officers during the next 12 months.

8. As your proposed offering is a best efforts offering, please describe any anticipated changes in use of proceeds if all of the securities being qualified on the offering statement are not sold. Please consider, as a best practice, including a table showing your anticipated use of proceeds assuming 25%, 50%, 75% and 100% of the shares are sold to more clearly demonstrate to your investors how you would prioritize the various uses of proceeds that are currently disclosed if you do not achieve a fully subscribed offering. Refer to Instructions 3 and 4 of Item 6 of Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 19

9. We note your statement that "should it be required, [you] may rely on additional advances from Campagna Motors Canada to support [your] operations." Please revise this disclosure to more clearly explain whether Campagna Motors Canada is obligated to provide you with any funding or whether it may elect to provide you with funding. If you expect to rely on Campagna Motors Canada for any significant funding during the next 12 months, please also revise to provide more information about Campagna Motors Canada's liquidity and its ability to provide you with such funding.

Plan of Operations, page 19

10. We note from disclosures throughout your filing that your business will be to market and sell Campagna Motors vehicles under the terms of a license agreement you will enter into with Campagna Motors Canada. We have the following comments:

• Since you state at the bottom of page 10 that you will not be able to undertake your planned operations without this license agreement, please revise your Plan of Operations to clearly disclose when you expect to enact this license agreement and any significant steps that must be taken prior to enacting this agreement.

• Also disclose in more detail what, if any, payments you will make under this agreement, the timing of such payments, and how such payments will be funded. We note that license payments are not currently identified as a use of proceeds on page 17.

• Finally, as this license agreement appears to be a material contract, please tell us how you considered filing it as an exhibit to the offering statement.

11. Please revise your disclosure to describe in more detail your plan of operations for the 12 months following the commencement of the proposed offering. Please ensure your revised disclosure addresses how your plan of operations would differ if all of the securities being qualified are not sold. Please consider, as a best practice, providing a discussion of your plan of operations assuming 25%, 50%, 75% and 100% of the shares

being offered are sold. Please refer to Item 9 (c) of Form 1-A. To give your investors a better understanding of the anticipated timing of your revenues and expenses during this 12 month period and the factors that may impact this timing, please disclose any significant steps that must be taken or any significant milestones that must be achieved prior to spending the proceeds of the offering as described on page 17 or prior to generating the projected revenue as currently described on page 19.

Plan of Distribution and Selling Securityholders

Investors' Tender of Funds, page 26

12. We note there is no minimum offering amount. Please revise your disclosure here to clarify, if true, that there are no arrangements for the return of funds to subscribers if all of the common stock to be offered is not sold. See Item 5(e) of Form 1-A.

Financial Statements, page 28

13. Please tell us and disclose your fiscal year end. Please also consider the updating requirements in Part F/S (c) of Form 1-A in the event of a delay in qualification of the offering.

14. We note your disclosure in the second paragraph under Plan of Operations on page 19 that there are currently approximately four dealer agreements in place between Campagna Motors Canada and dealers based in the United States which will be transferred to you and which represent approximately $2 million in potential revenue to the Company on an annual basis. Please tell us when this transfer will occur and explain to us in reasonable detail how these dealer agreements differ from the license agreement described at the bottom of page 10. Please also refer to the definition of a business in ASC 805-10-55-4 through 55-9. Please explain to us in reasonable detail how you considered whether the operations under these dealer agreements may represent your predecessor for which financial statements are required in accordance with Article 8 of Regulation S-X; or alternatively whether it represents a probable acquisition of a business under common control for which historical financial statements and pro forma financial information are required in accordance with Item 3-05 and Article 11 of Regulation S-X.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Jacqueline Kaufman, Staff Attorney, at 202-551-3797, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Andrew Stephenson, Esq.